FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934


For the month of October 1996

                      PRAIRIE PACIFIC ENERGY CORPORATION
                 (Translation of registrant's name into English)

    302, 1168 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F X  Form 40-F


      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

             Yes                                         No   X


      [If "Yes" is marked,  indicate  below the file  number  assigned  to the
registrant in connection with Rule 12g3-2(b):  82-      ]

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PRAIRIE PACIFIC ENERGY CORPORATION
                                               (Registrant)

Date  December 12, 1996             By /s/  Malcolm F.W. Todd
                                       Malcolm F.W. Todd, President
                                               (Signature)*

      *Print the name and title of the signing officer under his signature.





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            BRAZEAU RIVER WELL ENCOUNTERS HYDROCARBONS IN TWO ZONES

     Calgary, September 12th, 1996 - An oil-and-gas reef test near Zeta Lake, Alberta has encountered natural gas in the Mississippian zone and oil in the Nisku, Prairie Pacific Energy Corporation announced today.

     An extended test of the Nisku zone will be conducted in the Brazeau 12-29-48-12 W5M discovery, said Prairie Pacific Energy's president Malcom Todd. The test will be conducted when appropriate permits are received.

     Prairie Pacific holds a 10 per cent interest in the location operation by Gulf Canada Resources Limited, which has an 80 per cent working interest. Inspan Investments Limited, a Prairie Pacific affiliate holds the remaining 10 per cent. Zeta Lake is located 90 miles west of Edmonton Alberta, and has been the venue of significant Nisku reef oil in the Brazeau area by Gulf. The previous two wells in the program, in which Prairir Pacific and Inspan have no interest, struck commercial volumes of natural gas and condensate.

     Prairie Pacific Energy Corporation has oil and natural gas producing and processing interest in northeast British Columbia and Alberta, and a strong land position with prospects in Alberta, B.C., Montana and North Dakota.

For further information, please contact:

                       Prairie Pacific Energy Corporation
                          Malcolm F.W. Todd, President
                              Tel: (403) 237-6761
                                   (604) 684-2356


     The Alberta Stock Exchange has neither approved nor disapproved the information contained herein.



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                       PRAIRIE PACIFIC ENERGY CORPORATION

                                       3
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  (Unaudited)


                             June 30, 1996 and 1995


                               [Logo of oil well]


                    RESOURCE DEVELOPMENT FOR NORTH AMERICANS


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                       PRAIRIE PACIFIC ENERGY CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


                                                June 30,     June 30,
                                                 1996         1995

                                 ASSETS

CURRENT ASSETS
  Cash and short-term deposits                $   634,903  $   615,569
  Marketable securities                            51,797       20,091
  Accounts receivable                              98,408      124,727
  Share subscriptions receivable - Note 2         220,000          -
  Prepaid expenses                                 11,370       11,043
  Deferred prospectus costs                       132,499          -

                                                1,148,977      771,430

PROPERTY AND EQUIPMENT                          2,505,341    2,839,104

                                               $3,654,318   $3,610,534


                  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities    $   605,062  $   720,739

LONG-TERM BANK LOAN                             1,000,000      980,000

INSPAN DEBENTURE PAYABLE - Note 1                 150,000          -

ADVANCES FROM DRILLING PROGRAMS                       -         69,866

LIABILITY UNDER EMPLOYMENT CONTRACT               687,075          -

RESERVE FOR ABANDONMENT AND SITE RESTORATION      231,427      201,851

LIABILITY UNDER EMPLOYMENT CONTRACT               687,075          -

NON-CONTROLLING INTEREST                           40,583          -

SHAREHOLDERS' EQUITY
  Share capital - Note 2                        7,792,650    7,508,229
  Contributed surplus                           1,921,896    1,921,896

                                                9,714,546    9,430,125
  Deficit                                      (8,774,375)  (7,792,047)

                                                  940,171    1,638,078

                                               $3,654,318   $3,610,534

See accompanying notes.


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                   PRAIRIE PACIFIC ENERGY CORPORATION

                   CONSOLIDATED STATEMENTS OF EARNINGS
                               (Unaudited)
                                                  Nine months ended
                                               June 30,       June 30,
                                                1996           1995

REVENUES
  Oil and gas net of crown royalties
    of $84,130, ($82,239 - 1995)             $    680,967 $    626,749
  Processing income                               161,535      163,598
  Interest                                          4,372        4,645

                                                  846,874      794,992
EXPENSES
  Production and lease rentals                    453,337      477,924
  Administrative                                  470,555      462,930
  Interest                                         59,678       20,145
  Reclamation and abandonment costs                39,069          -
  Loss (Gain) on marketable securities            (22,660)      10,574

                                                  999,979      971,573

WORKING CAPITAL USED IN OPERATIONS               (153,105)    (176,581)

CHARGES (CREDIT) NOT REQUIRING WORKING CAPITAL
  Depletion                                       176,420      113,478
  Depreciation                                     64,982       55,753
  Provision for abandonment and site restoration   24,150       27,200
  Gain on sale of Inspan - Note 1                (300,140)         -

                                                  (34,588)     196,431

        Loss before minority interest            (118,517)    (373,012)

MINORITY INTEREST IN (LOSS) OF SUBSIDIARY         (10,611)         -

        Loss                                  $  (107,906) $  (373,012)

        Loss per share                     $        (0.02)$      (0.07)

        Fully diluted loss per share       $        (0.02)$      (0.07)


                   CONSOLIDATED STATEMENTS OF DEFICIT

                                                   Nine months ended
                                                June 30,         June 30,
                                                 1996             1995

DEFICIT, beginning of period                  $(8,666,469) $(7,419,035)

      Loss                                       (107,906)    (373,012)

DEFICIT, end of period                        $(8,774,375) $(7,792,047)


See accompanying notes.


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                       PRAIRIE PACIFIC ENERGY CORPORATION

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                   (Unaudited)

                                                  Nine months ended
                                               June 30,        June 30,
                                                1996            1995


OPERATING ACTIVITIES
  Working capital used in operations            $(153,105)   $(176,581)


FINANCING ACTIVITIES
  Flow-through shares issued - Note 2             220,000        -
  Shares issued on private placement              102,000        -
  Repurchase of shares                            (32,755)    (111,636)
  Shares issued by Inspan                          40,196        -
  Sale of Inspan shares - Note 1                  312,258        -
  Sale of Inspan debenture - Note 1               150,000        -
  Advance (repayment) of bank indebtedness         -           (20,000)
  Net change in non-cash working capital         (295,511)     346,976

                                                  496,188      215,340


INVESTING ACTIVITIES
  Purchase of oil and gas properties              (59,448)     -
  Development of oil and gas properties           (40,392)     (41,916)
  Purchase of office equipment                     (8,441)      (2,917)

                                                 (108,281)     (44,833)

      Increase (decrease) in cash                 234,802       (6,074)

CASH, beginning of period                         400,101      621,643

CASH, end of period                              $634,903    $ 615,569


See accompanying notes.


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                       PRAIRIE PACIFIC ENERGY CORPORATION

                                      NOTES



NOTE 1 - INVESTMENT IN SUBSIDIARY

     In June 1996 Prairie sold 600,000 shares of Inspan on the open market for a gain of $300,140 reducing Prairie's ownership of Inspan to 74.9%.

     In April 1996, Prairie sold the $150,000 in debentures of Inspan it held for $150,000.

NOTE 2 - SHARE CAPITAL

     In June  1996,  Prairie  issued  200,000  common  shares for  $220,000  and
renounced  $220,000  of  exploration   expenditures  for  tax  purposes  to  the
investors.

     Payment for the shares is due in December 1996.

NOTE 3 - SUBSEQUENT EVENTS

     In June 1996, Prairie's wholly owned subsidiary Six Mile Resources Ltd. acquired 600,000 shares of Inspan for $300,000 through a private placement.

     In July and August 1996, Prairie sold an additional 5,500,000 shares of Inspan on the open market reducing its ownership of Inspan to 17.5% of outstand-ing shares at August 31, 1996.


                             CORPORATE INFORMATION

     This report to the shareholders for the period ended June 30, 1996, is presented on behalf of the directors by Malcolm F.W. Todd, President, Praririe Pacific Energy Corporation.

Vancouver Office           Calgary Office               Field Office
302, 1168 Hamilton St.     400, 441 Fifth Ave,. S.W.    Box 5
Vancouver, B.C. V6B 2S2    Calgary, Alberta, T2P 2V1    Cecil Lake, B.C. V0C 1G0
Tel: (604) 684-2356        Tel: (403) 237-6761          Tel: (604) 785-5177
Fax: (604) 684-4265        Fax: (403) 233-0398          Fax: (604) 785-5177

Officers & Directors

Malcolm F.W. Todd, President & Director.........................Vancouver, B.C.
Robert H.O. Todd, Secretary-Treasurer & Director................Vancouver, B.C.
Benjamin A. Ward, Vice President-Exploration....................Calgary, Alberta
Douglas H. Mitchell, Q.C., Director.............................Calgary, Alberta
Murrary K. Scalf, Director......................................Calgary, Alberta
Steven J.S. Mitchell, Director..................................Vancouver, B.C.

Oil and Gas Properties

Canada..............................................British Columbia and Alberta
U.S.A. .....................................Montana, North Dakota and California

Registrar and Transfer Agent

The Montreal Trust Company of Canada at its offices in Calgary, Vancouver and Toronto.

530 Eighth Avenue, Southwest, Calgary, Alberta
510 Burrard Street, Vancouver, British Columbia
15 King Street West, Toronto, Ontario


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Auditors

Ramsay, Dalton & Co.
1100, 800 Sixth Avenue, Southwest, Calgary, Alberta

Legal Counsel

Howard, Mackie                     Douglas, Symes & Brissenden
1000 Canterra Tower                2100 One Bentall Centre
400 Third Avenue Southwest         505 Burrard Street
Calgary, Alberta                   Vancouver, British Columbia

Piper & Marbury L.L.P.
1251 Avenue of the Americas
New York, New York
U.S.A.

Registered Office

Douglas Symes & Brissenden
2100 One Bentall Centre
505 Burrard Street
Vancouver, British Columbia

Banking

The Alberta Treasury Branches
Main Branch, Stephen Avenue, Calgary, Alberta

Engineering Consultants

Norwest Engineering Ltd.           Chapman Petroleum Engineering Ltd.
902, 1015 Fourth Street S.W.       750, 840 Sixth Avenue S.W.
Calgary, Alberta                   Calgary, Alberta

Subsidiary Companies

Ballinderry Royalties Corporation (U.S.A.) 100%
Six Mile Resources Ltd. (Canada) 100%

Inspan Investments Limitd 75%
The Alberta Stock Exchange Symbol:  NY

Stock Exchanges

The shares of the Company are listed on the Alberta stock Exchange, symbol, PRP and also trade through the facilities of NASDAQ OTC Bulletin Board, symbol, PRPEF.

Prairie Pacific's Annual Form 20-F Filing with the S.E.C., Washington, D.C. is available from our offices upon request.

Prairie Pacific is listed in Standard & Poor's Corporate Records and Stock
Guide.

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